Announcement for the Convention of 2013 Annual General Shareholders’ Meeting of Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. March 26, 2013 – Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), today announced that the Company will hold its annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.) at 9:00 a.m., Tuesday, June 25, 2013.

As provided in Article 165 of the ROC Company Law, the shareholder register shall be closed for registration of share transfer from April 27 to June 25, 2013. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with Yuanta Securities Co. Ltd. (Registrar & Transfer Agency Department) (B1, No. 210, Sec.3, Chengde Rd., Taipei, 103) by 4:30 p.m. on April 26, 2013 in person, or before April 26, 2013 by post, as per postal office stamp date.

The period (the “Submission Period”) for shareholders holding at least 1% of the outstanding shares of Chunghwa to submit any shareholder proposals and independent director nominations to Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m. on April 2 to April 11, 2013. Each qualified shareholder can submit one proposal and up to five independent director and thirteen non-independent director nominations. All submissions must be made in Chinese, be less than 300 characters and be made to the Finance Department of Chunghwa Telecom Co., Ltd. (21-3 Xinyi Rd., Sec. 1, Taipei, Taiwan, R.O.C.) within the Submission Period in accordance with Article 172-1 of the ROC Company Law.

As provided under Section 4.7(b) and (c) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADRs outstanding at the Shareholder Record Date are entitled to submit one written proposal for voting at the general shareholders’ meeting of the Company. The proposal must be submitted in Chinese to Ms. Sally Chen, ADR Client Services of JPMorgan Chase Bank N.A. Taipei Branch (8/F, No. 108, Xinyi Rd. Sec. 5, Taipei, Taiwan, R.O.C.) at least five business days prior to the expiry of the Submission Period and be less than 300 characters in length.

For more information in connection with the proposal right of holders of ADRs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides domestic fixed line services, mobile services, Internet services and international fixed line services to residential and business customers in Taiwan.

If you have any questions in connection with the Meeting, please contact the following person:

Fu-fu Shen Investor Relations +886 2 2344 5488 chtir@cht.com.tw 21-3 Xinyi Road, Section 1, Taipei, Taiwan, Republic of China